EXHIBIT 99.13

FORTUNA SILVER MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter Ended September 30, 2010

As at November 12, 2010

(Unaudited - Expressed in thousands of United States Dollars, unless otherwise stated)

Notice to Reader of the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements.

The unaudited interim consolidated financial statements of Fortuna Silver Mines Inc. (the “Company”) for the three and nine month periods ended September 30, 2010 (“Financial Statements”) have been prepared by management.  The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009, which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of thousands of United States dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

FORTUNA SILVER MINES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in thousands of US Dollars)

		September 30,	December 31,
	Notes	2010	2009
ASSETS
CURRENT
Cash		$44,714	$30,763
Short term investments	3	10,494	6,034
Accounts receivable and prepaid expenses	5	10,278	8,635
GST/HST and value added tax		2,548	601
Inventories	6	3,810	2,329
		71,844	48,362

DEPOSITS ON LONG TERM ASSETS	7	4,540	16
PROPERTY, PLANT AND EQUIPMENT	8	28,286	17,233
MINERAL PROPERTIES	9	82,389	74,127
		$187,059	$139,738

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	10	$11,512	$8,083
Due to related parties, net	11	44	49
Derivatives	4	457	3,055
Current portion of long term liability	12	1,161	1,038
		13,174	12,225

LONG TERM LIABILITY	12	2,653	1,454
ASSET RETIREMENT OBLIGATION	13	2,669	2,529
FUTURE INCOME TAX LIABILITY		14,024	10,973
		32,520	27,181
SHAREHOLDERS’ EQUITY
SHARE CAPITAL		137,240	104,701
CONTRIBUTED SURPLUS		11,285	14,315
RETAINED (DEFICIT)		(623)	(9,357)
ACCUMULATED OTHER COMPREHENSIVE INCOME		6,637	2,898
		6,014	(6,459)
		154,539	112,557
		$187,059	$139,738

Commitments and contingencies	16
Subsequent event	20

APPROVED BY THE DIRECTORS:

"Jorge Ganoza Durant” , Director	“ Robert R. Gilmore” , Director
Jorge Ganoza Durant	Robert R. Gilmore

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

FORTUNA SILVER MINES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2010	2009	2010	2009
Sales		$18,039	$13,230	$50,147	$35,072
Cost of sales		6,285	4,643	16,409	13,226
Depletion, depreciation and accretion		1,791	1,513	5,014	4,492
MINE OPERATING INCOME		9,963	7,074	28,724	17,354

Selling, general and administrative expenses	11, 14 d)	5,285	2,563	11,623	6,970
Stock-based compensation	14 c)	-	123	(2,440)	483
Write-off of deferred exploration costs		-	-	-	1,081
		5,285	2,686	9,183	8,534

OPERATING INCOME		4,678	4,388	19,541	8,820

Interest and other income and expenses		85	187	238	586
Interest and finance expenses		(362)	(46)	(430)	(118)
Net gain (loss) on commodity contracts		(3,181)	(3,467)	1,461	(5,239)
(Loss) on disposal of property, plant and equipment		(16)	(1)	(25)	(7)
(Loss) on disposal of mineral property		-	-	(100)	-
(Loss) gain on disposal of investment		-	1	-	(236)
Foreign exchange loss		(1,786)	(312)	(2,398)	(683)
		(5,260)	(3,638)	(1,254)	(5,697)
INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING
INTEREST		(582)	750	18,287	3,123
Income tax provision		1,960	1,306	9,552	3,717
Non-controlling interest		-	-	-	(180)
NET INCOME (LOSS) FOR THE PERIOD		$(2,542)	$(556)	$8,735	$(414)

Earnings (loss) per Share - Basic		$(0.02)	$(0.01)	$0.08	$-
Earnings (loss) per Share - Diluted		$(0.02)	$(0.01)	$0.08	$-
Weighted average number of shares outstanding - Basic		110,482,519	92,736,581	106,874,426	90,756,857
Weighted average number of shares outstanding - Diluted		110,482,519	92,736,581	109,872,122	90,756,857

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

FORTUNA SILVER MINES INC.
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - Expressed in thousands of US Dollars)

	Three months ended September 30,		Nine months endedSeptember 30,
	2010	2009	2010	2009
Net income (loss) for the period	$(2,542)	$(556)	$8,735	$(414)
Other comprehensive income
Unrealized gain on available for sale long term investments, net of taxes	-	-	-	148
Transfer of unrealized loss to realized loss upon derecognition of available for sale long term investment, net of taxes	--	--	--	462
Transfer of unrealized loss to realized loss upon reduction of net investment, net of taxes	1,434	-	1,990	-
Unrealized gain on translation of functional currency to reporting currency	1,927	4,256	1,748	10,964
Other comprehensive income	3,361	4,256	3,738	11,574
Comprehensive income for the period	$819	$3,700	$12,473	$11,160

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

FORTUNA SILVER MINES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income (loss) for the period		$(2,542)	$(556)	$8,735	$(414)
Items not involving cash
Depletion and depreciation		1,777	1,489	4,974	4,439
Accretion expense		48	40	140	101
Future income tax		(188)	(84)	2,820	601
Stock-based compensation		-	123	(2,440)	483
Deferred share units		1,263	-	1,263	-
Unrealized (gain) loss on commodity contracts		3,720	1,966	(2,597)	4,483
Non-controlling interest		-	-	-	(180)
Write-off of deferred exploration costs		-	-	-	1,081
Loss on disposal of equipment		16	1	25	7
Loss (gain) on disposal of investments		-	(1)	-	236
Loss on disposal of mineral property		-	-	100	-
Unrealized foreign exchange (gain) loss		978	(320)	1,516	72
		5,072	2,658	14,536	10,909
Changes in non-cash working capital items
Accounts receivable and prepaid expenses		(1,485)	(136)	(1,853)	(4,849)
Inventories		(537)	(222)	(1,393)	150
Accounts payable		2,755	1,217	3,416	1,457
Due to related parties		27	(3)	(6)	(19)
Net cash provided by operating activities		5,832	3,514	14,700	7,648

INVESTING ACTIVITIES
Costs relating to the acquisition of Continuum		-	(3)	-	(162)
Short term investments		5,765	-	(4,381)	-
Mineral property expenditures		(4,173)	(2,721)	(10,105)	(7,655)
Value added taxes on purchase of property, plant and
equipment		(1,220)	51	(1,789)	2,024
Property, plant & equipment		(6,922)	(989)	(12,033)	(1,962)
Deposits on long term assets		(4,452)	33	(4,430)	64
Proceeds on disposal of equipment		-	24	-	24
Acquisition of long term investments		-	(8)	-	(229)
Proceeds on disposal of long term investments		-	16	-	477
Proceeds on disposal of mineral property		-	-	13	-
Net cash used in investing activities		(11,002)	(3,597)	(32,725)	(7,419)

FINANCING ACTIVITIES
Net proceeds on issuance of common shares		327	774	32,078	915
Repayment of capital lease obligations		(371)	(302)	(923)	(678)
Net cash provided by (used in) financing activities		(44)	472	31,155	237

Effect of exchange rate changes on cash		1,043	2,122	821	3,756

INCREASE (DECREASE) IN CASH		(5,214)	389	13,130	466

Cash - beginning of period		48,885	31,165	30,763	29,454

CASH - END OF PERIOD		$44,714	$33,676	$44,714	$33,676

Supplemental cash flow information	19

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

FORTUNA SILVER MINES INC.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in thousands ofUS Dollars, except for share amounts)

	Share Capital
	Shares	Amount	Contributed Surplus	Retained Earnings(Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance - December 31, 2008	85,331,659	$98,206	$11,854	$(9,980)	$(11,112)	$88,968
Exercise of options	389,000	281	-	-	-	281
Exercise of warrants	2,475,355	776	-	-	-	776
Issuance of shares for property	6,786,674	5,192	-	-	-	5,192
Cancellation of fractional shares	(36)	-	-	-	-	-
Transfer of contributed surplus on exercise of options	-	246	(246)	-	-	-
Stock-based compensation	-	-	2,707	-	-	2,707
Income for the year	-	-	-	623	-	623
Unrealized gain on available for sale long term investments	-	-	-	-	148	148
Transfer of unrealized loss to realized loss upon derecognition of available for sale long-term investment, net of taxes	-	-	-	-	462	462
Unrealized gain on translation of functional currency to reporting currency	-	-	-	-	13,400	13,400
Balance - December 31, 2009	94,982,652	$104,701	$14,315	$(9,357)	$2,898	$112,557
Issuance of shares under bought deal financing, net of issuance costs	15,007,500	31,214	-	-	-	31,214
Exercise of options	689,500	715	-	-	-	715
Issuance of shares for property	7,813	20	-	-	-	20
Transfer of contributed surplus on exercise of options	-	590	(590)	-	-	-
Stock-based compensation	-	-	(2,440)	-	-	(2,440)
Income for the period	-	-	-	8,735	-	8,735
Transfer of unrealized loss to realized loss upon reduction of net investment, net of taxes	-	-	-	-	1,990	1,990
Unrealized gain on translation of functional currency to reporting currency	-	-	-	-	1,748	1,748
Balance - September 30, 2010	110,687,465	137,240	$11,285	$(622)	$6,636	$154,539

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

1.	Nature of Operations

Fortuna Silver Mines Inc. (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, and processing.  The Company operates the Caylloma zinc/lead/silver mine in southern Peru and is currently developing the San Jose silver/gold project in Mexico.

2.	Summary of Significant Accounting Policies

a)	Basis of Presentation and Principles of Consolidation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and presented in US dollars, but they do  not  contain  all  disclosures  required  by  Canadian  GAAP  for  annual  financial  statements  and, accordingly, they should be read in conjunction with the most recently prepared annual financial statements for the year ended December 31, 2009.  They include the accounts of the Company and its significantly wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc.; Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); and Fortuna Silver Mines Peru S.A.C.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments necessary to present fairly the consolidated financial position as at September 30, 2010 and the consolidated statement of income and consolidated cash flows for the three and nine month periods presented.  Operating results of the interim period are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2010.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

b)	Adoption of New Accounting Standards

The Company has not adopted any new accounting standards during the current period.

c)	Recently released Canadian Accounting Standards

The Company has assessed new and revised accounting pronouncements that have been issued and determined that the following may have an impact on the Company:

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

c)	Recently released Canadian Accounting Standards (continued)

i.	Convergence with International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will begin reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2010.

ii.	Business Combinations

In January 2009, the CICA issued the following Handbook Sections: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”. These new standards are harmonized with International Financial Reporting Standards (IFRS).  Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the impact of adopting these standards.

iii.	Comprehensive Revaluation of Assets and Liabilities and Equity

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive revaluation of assets and liabilities” as a result of issuing “Business Combinations, Section 1582, “Consolidated Financial Statements”, Section 1601, and Non-Controlling Interests”, Section 1602, in January 2009.

In August 2009, the CICA amended Handbook Section 3251, “Equity” as a result of issuing Section 1602, “Non-controlling Interests”.  These amendments only apply to entities that have adopted Section 1602.

These amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011, but early adoption is permitted.  The Company is evaluating the impact of adopting these standards.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

3.	Short Term Investments

	September 30, 2010			December 31, 2009
Held-for-Trading	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$10,494	$10,494	$-	$6,034	$6,034	$-
	$10,494	$10,494	$-	$6,034	$6,034	$-

4.	Derivatives

As at December 31, 2009, the Company had entered into commodity forward and option contracts to secure a minimum price level on part of its Caylloma’s zinc and lead metal production throughout the period covering January 2010 to December 31, 2010.

The counterparties are Macquarie Bank Limited and the Bank of Nova Scotia.

Forward Sales Contracts - Swap Basis

The contracts are spread evenly over the periods shown below with settlement occurring on a monthly basis.  No initial premium associated with these trades has been paid.

The forward sale contracts, entered into on a SWAP basis, are defined below.

Settlements throughout January 2010 to June 2010:

Lead forward contracts:                          $1,910/t, for the total of 1,800 tons
Zinc forward contracts:                           $1,787/t, for the total of 1,050 tons

The SWAP basis contracts are settled against the arithmetic average of zinc and lead spot prices over the month in which the contract matures.

Put and Call Option Commodity Arrangements

As at December 31, 2009, the Company had entered into a series of put and call option commodity arrangements.  A long put refers to put options that have been bought by the Company, and a short call refers to call options that have been sold by the Company.  The contracts are spread evenly over the periods shown below with settlement occurring on a monthly basis.

Settlements throughout January 2010 to June 2010

The following Zinc Option contracts were entered into:

•	6 Long put options at strike price:	$2,000/t, for the total of 2,100 tons

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

4.           Derivatives (continued)

Put and Call Option Commodity Arrangements (continued)

•	6 Short call options at strike price:	$3,010/t, for the total of 2,100 tons

The following Lead Option contracts were entered into and outstanding:

•	6 Long put options at strike price:	$2,000/t, for the total of 1,200 tons

•	6 Short call options at strike price:	$2,975/t, for the total of 1,200 tons

Settlements throughout July 2010 to December 2010

The following Zinc Option contracts were entered into:

•	6 Long put options at strike price:	$2,000/t, for the total of 3,150 tons

•	6 Short call options at strike price:	$3,010/t, for the total of 3,150 tons

The following Lead Option contracts were entered into:

•	6 Long put options at strike price:	$2,000/t, for the total of 2,850 tons

•	6 Short call options at strike price:	$2,974/t, for the total of 2,850 tons

The estimated fair value of the outstanding liability in derivative contracts of $457 (2009: liability $3,055) was determined with reference to the published market prices for underlying commodities quoted at the London Metal Exchange.

5.	Accounts Receivable and Prepaid Expenses

	September 30, 2010	December 31, 2009
Trade accounts receivable	$7,779	$7,154
Advances and other receivables	1,314	1,168
Prepaid expenses and deposits	1,185	313
	$10,278	$8,635

Accounts receivable and prepaid expenses include prepaid income tax of $13 (2009: $9), $68 (2009: $121) short term portion of the long term receivable, $53 (2009: $34) in guarantee deposits.  Trade accounts receivable includes receivables from the sale of concentrates of $7,779 (2009: $7,154) and are aged as follows:

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

5.           Accounts Receivable and Prepaid Expenses (continued)

	September 30, 2010	December 31, 2009
0-30 days	$6,563	$7,154
31-60 days	800	-
61-90 days	362	-
over 90 days	54	-
	$7,779	$7,154

6.	Inventories

Inventories consist of the following:

	September 30, 2010	December 31, 2009
Stockpile ore	$657	$204
Concentrate inventory	640	651
Materials and supplies	2,513	1,474
	$3,810	$2,329

7.	Deposits on Long Term Assets

Deposits consist of advance payments to construction contractors and equipment providers which are long term in nature and consist of the following:

	September 30, 2010	December 31, 2009
Deposits on equipment	$2,108	$-
Deposits to contractors	2,415	-
Other	17	16
	$4,540	$16

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

8.	Property, Plant and Equipment

Property, plant and equipment are comprised of the following:

	September 30, 2010			December 31, 2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$321	$-	$321	$316	$-	$316
Buildings	7,435	1,796	5,639	4,740	1,040	3,700
Machinery & equipment	10,339	3,650	6,689	10,152	3,023	7,129
Equipment under capital lease	4,174	1,091	3,083	3,249	568	2,681
Furniture & other equipment	3,278	762	2,516	1,627	438	1,189
Transport units	501	300	201	430	239	191
Work in progress	9,837	-	9,837	2,027	-	2,027
	$35,885	$7,599	$28,286	$22,541	$5,308	$17,233

Machinery & equipment includes costs of $526 (2009: $526) and accumulated depreciation of $168 (2009: $131) resulting from the estimate for the asset retirement obligation.

Work in progress includes construction costs of $2,362 (2009: $1,202) and $7,475 (2009: $825) related to the Caylloma, Peru and San Jose, Mexico properties, respectively.  Included in equipment under capital lease, are construction costs of $58 (2009: $nil) related to the Caylloma, Peru property.

9.	Mineral Properties

Mineral properties are located in Peru and Mexico and are comprised of the following:

	September 30, 2010				December 31, 2009
	Cost	Depletion	Write -off	Net Book Value	Cost	Depletion	Write-off	Net Book Value
Caylloma, Peru	$48,981	$14,833	$-	$34,148	$42,209	$11,685	$160	$30,364
San Jose, Mexico	48,172	-	-	48,172	44,745	-	1,091	43,654
Tlacolula, Mexico	69	-	-	69	-	-	-	-
Predilecta, Mexico	114	-	114	-	109	-	-	109
	$97,336	$14,833	$114	$82,389	$87,063	$11,685	$1,251	$74,127

a)	Caylloma Project, Peru

For the nine months ended September 30, 2010, additions to the Caylloma mineral property includes development and exploration costs of $6,791.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

9.           Mineral Properties (continued)

b)	San Jose Project, Mexico

For the nine months ended September 30, 2010, additions to the San Jose mineral property consist of development and exploration costs capitalized of $2,402 and future income tax of $119 related to the acquisition of Continuum.  Included in the additions for the San Jose property is $48 relating to the accretion of the payable for the Monte Alban II concession.  This property was acquired for a total of $1,900 and consists of a payment of $1,100 made in May 2008 and a future payment of $800 is to be made in May 2012 (Note 12. b)).  The present value of the $800 was $589 and this is being accreted monthly with the accretion amount being capitalized to the mineral property.

Also included in additions to the San Jose mineral property is depreciation of equipment involved in construction work of $230 (2009: $220), general and administrative costs to develop the mine of $1,149 (2009: $1,425), and $1 (2009: $141) received as interest on VAT recovered.

c)	Tlacolula Project, Mexico

In September 2009, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company).

The Company can earn the Interest by spending $2,000, which includes a commitment to drill 1,500 meters within three years, and making staged annual payments of $250 cash and $250 in common stock of the Company to Radius according to the following schedule:

➢	$20 cash and $20 cash equivalent in shares upon stock exchange approval;
➢	$30 cash and $30 cash equivalent in shares by the first year anniversary;
➢	$50 cash and $50 cash equivalent in shares by the second year anniversary;
➢	$50 cash and $50 cash equivalent in shares by the third year anniversary; and,
➢	$100 cash and $100 cash equivalent in shares by the fourth year anniversary.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

On January 15, 2010, the transaction was approved by the TSX Venture Exchange,   The Company has issued 7,813 common shares of the Company, at a fair market value of $2.56 per share and paid $20 cash according to the terms of the option agreement.  Included in the cost is future income tax of $11.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

9.           Mineral Properties (continued)

d)	Predilecta, Mexico

During the first quarter of 2010, the Company sold its interest in the Predilecta mineral property, for cash consideration of $13 resulting in a loss of $100.

10.	Accounts Payable and Accrued Liabilities

	September 30, 2010	December 31, 2009
Trade accounts payable	$3,950	$2,577
Income taxes payable	2,530	2,949
Payroll and other payables	5,032	2,557
	$11,512	$8,083

Payroll and other payables includes $1,463 (2009: $1,084) attributable to workers’ participation under Peruvian law and $893 (2009: $nil) attributable to bonus accruals.

11.	Related Party Transactions

The Company incurred charges from directors, officers, and companies having a common director or officer as follows:

	Three months ended September 30,		Nine months ended September 30,
Transactions with related parties	2010	2009	2010	2009
Consulting fees 1	$43	$38	$130	$103
Salaries and wages 2,3	18	28	73	88
Other general and administrative expenses 3	34	36	153	102
	$95	$102	$356	$293

1 Consulting fees includes fees paid to two directors, Simon Ridgway and Mario Szotlender.
2 Salaries and wages includes employees' salaries and benefits charged to the Company based on an estimated percentage of the actual hours worked for the Company.
2,3 Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for varbus general and administrative costs incurred on behalf of the Company.

In September 2009, the Company was granted an option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico from Radius.  Refer to Note 9. c).

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

11.	Related Party Transactions (continued)

Amounts due to/(from) related parties	September 30, 2010	December 31, 2009
Owing (from)/to a director and officer4	$(7)	$(1)
Owing to a company with common directors 3	$51	$50
	$44	$49
4 Owing from a director includes non-interest bearing advances to Jorge A. Ganoza Durant at December 31, 2009 and from Jorge A. Ganoza Durant and Jorge R. Ganoza Aicardi at September 30, 2010, with no specific terms of repayment.

The transactions with related parties are measured at the agreed upon exchange amount, which is the amount of consideration established and agreed upon by the parties.  The balances with related parties are unsecured, non-interest bearing, and payable in the normal course of business.

12.	Leases and Long Term Liabilities

a)	Obligations under Capital Lease

The following is a schedule of the Company’s capital lease obligations.  These are related to the acquisition of mining equipment, vehicles, and buildings.

	Interest Rate	Maturity Date	September 30, 2010	December 31, 2009
Scotia Bank Peru S.A.A.	8.20%	2010	26	101
Scotia Bank Peru S.A.A.	8.49%	2010	15	252
Scotia Bank Peru S.A.A.	8.34%	2010	5	57
Scotia Bank Peru S.A.A.	8.49%	2011	49	14
Scotia Bank Peru S.A.A.	6.75%	2011	9	100
Scotia Bank Peru S.A.A.	6.75%	2011	12	16
Banco Internacional del Peru S.A.A.	4.00%	2011	119	20
Banco Internacional del Peru S.A.A.	9.12%	2011	107	198
Banco Internacional del Peru S.A.A.	9.75%	2012	64	170
Scotia Bank Peru S.A.A.	4.50%	2012	383	91
Banco Internacional del Peru S.A.A.	9.75%	2012	608	-
Scotia Bank Peru S.A.A.	4.50%	2012	400	829
Scotia Bank Peru S.A.A.	4.85%	2012	57	-
Lease payments			$1,854	$1,848
Less current amount			(1,161)	(1,038)
			$693	$810

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

12.          Leases and Long Term Liabilities (continued)

b)	Long Term Liability

In May 2008, Cuzcatlan acquired the Monte Alban II concession (Note 9. b)) for which a payment of $800 is due May 2012.  This payment is non-interest bearing and all debt relating to the acquisition of the mineral resource property has been recognized as at September 30, 2010.

	September 30, 2010	December 31, 2009
Face value of long term liability	$644	$970
Less: adjustment to amortized cost	-	(225)
Opening fair value of liability measured at amortized cost	644	745
Cancellation of contract	-	(156)
Add: accretion to period end	45	55
Liability at period end	689	644
Less: current portion of long term liability	-	-
	$689	$644

Principal minimum repayment terms will be :
2010	$-
2011	-
2012	800
$800

c)	Contingent Liabilities

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,346 of which $1,756 is subject to an annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years, and is based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $146.  This bank letter of guarantee expires 360 days from December 2009.

Banco Bilbao Vizcaya Argentaria, S.A., has also established bank letters of guarantee totaling $54 to provide an annual guarantee associated with an office lease contract and truck rentals.  These bank letters of guarantee expire 360 days from June 2010.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

12.	Leases and Long Term Liabilities (continued)

d)	Deferred Share Units Payable

The deferred share units are a derivative instrument recorded on the balance sheet at fair value.
As at September 30, 2010, there are 409,097 (2009: nil) deferred share units outstanding with a mark-to-market value of $1,272 (2009: $nil).

13.	Asset Retirement Obligation

A summary of the Company’s provision for asset retirement obligation is presented below.

	September 30, 2010	December 31, 2009
Asset retirement obligation - beginning of year	$2,529	$1,066
Revisions in estimates	-	1,286
Accretion expense, included in depreciation, depletion and accretion	140	150
Foreign exchange impact	-	27
Asset retirement obligation - end of period	$2,669	$2,529

The accretion expense was calculated over the period using a risk free interest rate of 7.46% (2009: 7.46%).  The Company had reviewed its reclamation obligations at the property in light of changing regulations and on the basis of further data in respect of the mine life and had made an increase to the estimated amount of the asset retirement obligation of $nil  (2009: $1,286).

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s asset retirement obligation relating to the Caylloma mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral property, plant and equipment balance.

14.	Share Capital

a)	Authorized: Unlimited common shares without par value

b)	Stock Options

The following is a summary of option transactions:

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

14.	Share Capital (continued)

b)	Stock Options (continued)

		Weighted Average
		Exercise Price Per
	Number of Shares	Share in CAD$
Balance, December 31, 2008	7,734,000	$1.87
Granted	2,915,000	1.56
Exercised	(389,000)	0.81
Expired	(970,000)	2.35
Forfeited	(1,075,000)	3.22
Balance, December 31, 2009	8,215,000	$1.50
Exercised	(689,500)	1.08
Cancelled	(2,665,000)	1.62
Balance, September 30, 2010	4,860,500	$1.49

During the period, 689,500 share purchase options with exercise prices ranging from CAD$0.80 to CAD$2.29 per share were exercised.

During the period, 2,665,000 share purchase options with exercise prices ranging from CAD$1.60 to CAD$2.23 were cancelled as shareholder approval was not obtained at the Company’s annual general meeting held on June 23, 2010.

Exercise price in CAD$	Number of outstanding share options (in 000's)	Weighted average remaining contractual life of outstanding options (years)	Weighted average exercise price on outstanding options CAD$	Vested share options (in 000's)	Weighted average exercise price on vested options CAD$
$0.80 to $0.99	1,861	8.0	$0.85	1,861	$0.85
$1.00 to $1.99	1,800	5.7	1.61	1,800	1.61
$2.00 to $2.75	1,200	6.4	2.32	1,200	2.32
$0.80 to $2.75	4,861	6.8	$1.49	4,861	$1.49

The weighted average remaining life of vested options at September 30, 2010 was 6.8 years (2009: 8.3 years).

As at September 30, 2010, 4,860,500 share purchase options have vested.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

14.	Share Capital (continued)

b)	Stock Options (continued)

Subsequent to September 30, 2010 to November 12, 2010, 45,000 share purchase options were exercised at prices ranging from CAD$0.85 to CAD$2.22 per share.

c)	Stock-based Compensation

The Company uses the fair value based method of accounting for share options granted to consultants, directors, officers, and employees.  The non-cash compensation recovery of $2,440 recognized for the nine months ended September 30, 2010 is associated with the 2,665,000 share purchase options granted in the fourth quarter of 2009 and cancelled as shareholder approval was not obtained at the Company’s annual general meeting held on June 23, 2010.

The non-cash compensation charge of $483 recognized for the nine months ended September 30, 2009 is associated with options granted to a directors, officers, and employees.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	Nine months ended September 30,
	2010	2009
Risk-free interest rate	n/a	2.4% to 3.1%
Expected stock price volatility	n/a	69.9% to 77.9%
Expected term in years	n/a	5 to 10 years
Expected dividend yield	n/a	0%

The weighted average grant date fair value of options granted during the nine months ended September 30, 2010 was CAD$nil (2009 - CAD$0.53).

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

d)	Deferred Share Units Cost

During the year, the Company implemented a deferred share unit plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account. As at September 30, 2010, there are 409,097 (2009: nil) deferred share units outstanding with a mark-to-market cost of $1,263 (2009: $nil).

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

15.	Segmented Information

a)	Industry Information

The Company operates in one reportable operating segment, being the acquisition, exploration, development, and operation of mineral properties.

b)	Geographic Information

The following is the summary of operations and summary of certain assets on a geographical basis.

	Canada	Peru	Mexico	Other	Total
Three months ended September 30,
Sales	$-	$18,039	$-	$-	$18,039
Operating (loss) income	$(3,311)	$8,001	$-	$(12)	$4,678
Three months ended September 30, 2009
Sales	$-	$13,230	$-	$-	$13,230
Operating (loss) income	$(977)	$5,373	$-	$(8)	$4,388

Nine months ended September 30,
Sales	$-	$50,147	$-	$-	$50,147
Operating income (loss)	$(3,401)	$22,974	$-	$(32)	$19,541
Nine months ended September 30, 2009
Sales	$-	$35,072	$-	$-	$35,072
Operating (loss) income	$(2,643)	$12,445	$(921)	$(61)	$8,820

As at September 30, 2010
Mineral Properties	$-	$34,148	$48,241	$-	$82,389
Property, plant and equipment	$8	$15,423	$12,852	$3	$28,286
Total assets	$		$		$66,891	$13	$187,059
As at December 31, 2009
Mineral Properties		$-		$30,364	$43,763	$-	$74,127
Property, plant and equipment		$11		$12,298	$4,922	$2	$17,233
Total assets		$25,120		$67,978	$46,614	$26	$139,738

c)	Major Customers

For both the three and nine month periods ended September 30, 2010, there were two customers, each accounting for greater than 10% of total sales, and in aggregate accounted for 100% of total sales of the Company.

For the three and nine month periods ended September 30, 2009, there was one customer accounting for 96% of total sales of the Company, respectively.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.	Commitments and Contingencies

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 2,800 Kw) and Bateas is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years.  Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.

Tariffs are established yearly by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to capital lease obligations held by two of its mining contractors.  These capital lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine.  As at September 30, 2010, these obligations amounted to $869 and mature in 2010.

a)	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based principally on legal and regulatory requirements.  As of September 30, 2010, $2,669 (2009: $2,529) was accrued for reclamation costs relating to mineral properties in accordance with Section 3110, “Asset Retirement Obligations”. See Notes 12. c) and 13.

b)	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.

The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.	Commitments and Contingencies (continued)

c)	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title.  Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

d)	Credit Facility

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before December 2012.  The credit facility is secured by a first ranking lien on Bates and its assets. The interest margin on drawings under the facility ranges from 4% to 4.5% depending on the leverage ratio.  A stand-by fee between 1.25% and 1.5% depending on the leverage ratio is to be paid on the undrawn amounts under the facility.  No funds were drawn from this credit facility during the year.

17.	Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of shareholders’ equity, bank loan, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at September 30, 2010, are sufficient for its present needs for the next 12 months.  The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

18.	Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

18.	Management of Financial Risk (continued)

a)	Fair Value of Financial Instruments

The carrying value of cash, short term investments, accounts receivable, accounts payable and accrued liabilities, due to related parties, net, approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

•	Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of accounts receivable and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Financial assets (liabilities) at fair value as at September 30, 2010
	Level 1	Level 2	Level 3	Total
Short term investments	$10,494	$-	$-	$10,494
Accounts receivable	-	9,093	-	9,093
Derivatives	-	(457)	-	(457)
Deferred share units payable	-	(1,272)	-	(1,272)
	$10,494	7,364	$-	$17,858

There were no changes in the levels during the period ended September 30, 2010.

Financial assets (liabilities) at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
Short term investments	$6,034	$-	$-	$6,034
Accounts receivable	-	8,322	-	8,322
Derivatives	-	(3,055)	-	(3,055)
Deferred share units payable	-	-	-	-
	$6,034	$5,267	$-	$11,301

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

18.	Management of Financial Risk (continued)

a)	Fair Value of Financial Instruments (continued)

Accounts receivable includes accounts receivable from provisional sales. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes to accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts.  Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

Deferred share units payable are carried at their fair value, which is determined based on the observable market price of the Company’s common shares.

During the nine months ended September 30, 2010, there has been no changes in the classification of financial assets and liabilities in level 3 of the hierarchy.

b)	Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru, Mexico and Barbados and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at September 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

	September 30, 2010			December 31, 2009
	Canadian	Nuevo	Mexican	Canadian	Nuevo	Mexican
	Dollars	Soles	Pesos	Dollars	Soles	Pesos
Cash	$29,032	S/.469	$2,262	$21,283	S/.302	$1,283
Short term investments	10,802	-	-	560	-	-
Accounts receivable	26	1,566	28,796	5	880	6,565
Long term investment and receivable	-	-	20,203	-	-	-
Accounts payable and accrued liabilities	(1,121)	(18,369)	(8,991)	(194)	(17,150)	(623)
Long term liability	(1,309)	-	-	-	-	-

Based on the above net exposure as at September 30, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, expressed in US dollars, as follows:
Impact to other comprehensive income	$4,040
Impact to net income (loss)		$(651)	$376

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

18.	Management of Financial Risk (continued)

c)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk.  The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

As at September 30, 2010, the Company has a Mexican value added tax of $2,210 and Peruvian value added tax of $313.  The Company expects to recover the full amounts from the Mexican and Peruvian Governments.

d)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

The Company expects the following maturities of its financial liabilities (including interest), operating leases, and other contractual commitments.

	Expected payments due by period as at September 30, 2010
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$11,512	$-	$-	$-	$11,512
Due to related parties, net	44	-	-	-	44
Derivatives	457	-	-	-	457
Long term liability	1,161	2,653	-	-	3,814
Total 1	$13,174	$2,653	$-	$-	$15,827

1 Amounts above do not include payments related to the following: (i) the Company's anticipated asset retirement obligation of $2,669 associated with mine closure, land reclamation, and other environmental matters.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

18.	Management of Financial Risk (continued)

e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

f)	Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products.  The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments.  As a matter of policy, the Company does not hedge its silver production.

A 10% change in zinc, lead, silver, gold, and copper prices would cause a $813, $797, $1,502, $94, and $156 change in net earnings on an annual basis.

19.	Supplemental Cash Flow Information

		Three months ended September 30,		Nine months ended September 30,
	Notes	2010	2009	2010	2009
Cash received or paid for interest and income taxes:
Cash received for interest		$129	$93	$228	$160
Cash paid for income taxes		$1,201	$110	$2,777	$253
Non-cash Transactions:
Future income taxliability on Continuum purchase	9	$-	$-	$124	$-
Issuance of shares on purchase of resource property	9	$-	$-	$21	$5,194
Future income taxliability on Tlacolula property option	9	$-	$-	$11	$-
Reassessment of asset retirement obligation		$-	$405	$-	$694
Cancellation of Minera Condor liability		$-	$-	$-	$156
Equipment purchased through capital lease		$435	$83	$925	$1,210
Purchase of resource property on a deferred payment plan		$-	$-	$-	$-
Sale of equipment for a long-term receivable		$-	$-	$-	$-
Fair value of options exercised		$334	$84	$590	$155

20.	Subsequent Event up to November 12, 2010

Subsequent to September 30, 2010, the Company wrote down its investment in the Santa Rosa project in the amount of $412 as it was determined there are significant exploration risks and does not warrant drill testing of the property.